AMENDMENT
                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                                                      OMB Number:      3235-0145
                              UNITED STATES           Expires:  October 31, 1997
                  SECURITIES AND EXCHANGE COMMISSION  Estimated average burden
                           WASHINGTON, D.C. 20549     hours per response...14.90

                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*


                  PEPSI-COLA PUERTO RICO BOTTLING COMPANY
--------------------------------------------------------------------------------
                             (Name of Issuer)

                           CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                        (Title Class of Securities)

                                 713434 10 8
--------------------------------------------------------------------------------
                                (CUSIP Number)


RAFAEL NIN, C/O PEPSI-COLA PUERTO RICO BOTTLING COMPANY, CARRETERA #2, KM 19.4, BARRIO CANDELARIA, TOA BAJA, PUERTO RICO 09949, (787) 251-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              OCTOBER 15, 1996
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)


PAGE

                                       SCHEDULE 13D


CUSIP NO. 713434 10 8                                          Page 2 of 5 Pages
          -----------                                          -----------------

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RAFAEL NIN

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) <square>
                                                                    (b) <square>

 3       SEC USE ONLY

 4       SOURCE OF FUNDS*

         OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)      <square>

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

                             7      SOLE VOTING POWER
             NUMBER OF
                                    5,212,500 SHARES OF COMMON STOCK
              SHARES
                             8      SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY
                             9      SOLE DISPOSITIVE POWER
               EACH
                                    5,212,500 SHARES OF COMMON STOCK
             REPORTING
                             10     SHARED DISPOSITIVE POWER
              PERSON
                                    0
               WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,212,500 SHARE OF COMMON STOCK
         1,706,667 SHARES OF COMMON STOCK BENEFICIALLY OWNED PURSUANT TO GRANTS OF OPTIONS

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                     <square>

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.24%

14       TYPE OF REPORTING PERSON*

         IN


                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   Security and Issuer.
          -------------------

          This Amendment No. 1 to Schedule 13D is being filed to amend the initial Schedule 13D filed by Rafael Nin on October 9, 1996 relating to his ownership of shares of Class A Common Stock, par value $0.01 per share ("Class A Shares") and shares of Class B Common Stock, par value $0.01 per share ("Class B Shares", together with the Class A Shares, the "Common Stock") of Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company"). Except as specifically indicated in this Amendment No. 1, the information contained in the original filing of the Schedule 13D remains unchanged.

ITEM 2.   Identity and Background.
          -----------------------

          No Change.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Company granted stock options on October 15, 1996 to Mr. Nin to acquire (i) one million five hundred sixteen thousand six hundred sixty-seven (1,516,667) Class B Shares (the "Nin Stock Option") and one hundred ninety thousand (190,000) shares of Class B Common Stock (the "Company Stock Option"), both at an exercise price of $5.00 per share. The Nin Stock Option is exercisable in whole or in part commencing October 15, 1996 and will be unlimited in duration until exercised in full, subject to the terms of the Stock Option Agreement dated as of October 15, 1996 (the "Stock Option Agreement") relating to the Nin Stock Option. The Company Stock Option is exercisable in whole or in part commencing October 15, 1996 for a period of 10 years after December 30, 1996, subject to the terms of the Company's Qualified Stock Option Plan (the "Stock Option Plan") and form of option Subscription Agreement thereunder, both dated as of December 30, 1996.

ITEM 4.   Purpose of Transaction.
          ----------------------

          The purpose of the grant of the Nin Stock Option and the Company Stock Option to Mr. Nin is to give Mr. Nin additional incentives to further the business success of the Company.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) Mr. Nin beneficially owns the following amounts and percentages of each class of securities identified pursuant to Item 1 (the Class A Shares and Class B Shares are treated as one class for this purpose because each Class A Share is exchangeable for a Class B Share):


PAGE

Class of Shares                     Aggregate Number of Shares           Percentage of Class
---------------                     --------------------------           -------------------
Class A Shares                                  5,000,000                      23.26%

Class B Shares                                    212,500                       0.98%

Options to Acquire Class B Shares               1,706,667                       N/A*

_______________
* If all 1,706,667 Class B Shares were issued pursuant to the exercise of these options they would represent 7.52% of the then outstanding shares of Common Stock.

          The 212,500 Class B Shares are held individually and the 5,000,000 Class A Shares are held under a voting trust agreement and are disposable upon the exercise of the outstanding stock options granted under a stock option agreement (see the Schedule 13D as originally filed).

          (b) There have been no transactions involving any class of shares during the past sixty days other than the transactions described in
Item 3 above.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------------

          The information contained in the Stock Option Agreement and the Stock Option Plan and Rafael Nin option Subscription Agreement issued thereunder (which are filed as exhibits to this Schedule 13D), which describe their respective terms, are incorporated herein by reference.

ITEM 7.   Materials To Be Filed As Exhibits.
          ---------------------------------

          1. Stock Option Agreement dated as of October 15, 1996 between Pepsi-Cola Puerto Rico Bottling Company and Rafael Nin.

          2. Pepsi-Cola Puerto Rico Bottling Company Qualified Stock Option Plan and Rafael Nin option Subscription Agreement issued thereunder, both dated as of October 15, 1996.

PAGE

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Rafael Nin
                                             --------------------------------
                                             Rafael Nin
January 7, 1997